UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Deswell Industries, Inc.

(Name of Issuer)

Common shares, no par value

(Title of Class of Securities)

250639 10 1

(CUSIP Number)

Carrie Leahy

Bodman PLC

201 S. Division, Suite 400

Ann Arbor, MI 48104

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 250639 10 1

1.	Names of Reporting Persons. Richard Pui Hon Lau
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,647,602
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,647,602
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16.5%
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.5%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the statements on the Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) filed by Mr. Richard Pui Hon Lau (“Mr. Lau”) with the Securities and Exchange Commission (the “Commission”) on May 30, 2014 with respect to the common shares without par value (“Common Shares”) of Deswell Industries, Inc., a company organized under the laws of the British Virgin Islands (the “Company”).

The percentage calculations in the above cover page, and as set forth below, are based on a total outstanding number of Common Shares of the Company of 16,056,239, such number as provided by the Company as of June 30, 2014.

Except as set forth herein, Amendment No. 1 remains unmodified.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Amendment No. 1 is amended and restated in its entirety as follows:

The Common Shares of the Company acquired by Mr. Lau prior to May 30, 2014 were acquired by use of private funds and the exercise of employee stock options granted to Mr. Lau pursuant to the Company’s 2001 Stock Option Plan and the Company’s 2003 Stock Option Plan (as adopted August 20, 2003 and amended August 1, 2005, August 17, 2007 and August 13, 2010). The Common Shares of the Company acquired by Mr. Lau pursuant to certain open market transactions consummated by Mr. Lau since May 30, 2014 were acquired by use of private funds.

Item 5. Interest in Securities of the Issuer.

Item 5 of Amendment No. 1 is hereby amended and restated in its entirety as follows:

(a – b) As a result of the open market purchases consummated by Mr. Lau since May 30, 2014, as of the date hereof Mr. Lau holds 2,647,602 Common Shares, all of which are held of record by Mr. Lau. Such holdings represent 16.5% of the Common Shares. Mr. Lau has sole power to vote and dispose of such Common Shares.

(c) Mr. Lau has individually engaged in and effected the following open market purchases of Common Shares in the past sixty (60) days:

Purchase Date	Number of Shares Purchased	Purchase Price
June 3, 2014	2,818	$2.15
June 10, 2014	500	$2.16
June 12, 2014	7,954	$2.15
June 16, 2014	8,526	$2.14
June 16, 2014	106	$2.13
June 17, 2014	3,300	$2.15
June 18, 2014	11,600	$2.14
June 18, 2014	27	$2.11
June 19, 2014	13,900	$2.04
June 19, 2014	27,235	$2.04
June 19, 2014	20,000	$2.07
June 20, 2014	20,300	$2.04
June 20, 2014	9,600	$2.04
June 20, 2014	100	$2.03
June 24, 2014	60,166	$2.04
June 24, 2014	1,200	$2.04
June 24, 2014	8,800	$2.03
June 24, 2014	8,900	$2.03
June 24, 2014	100	$2.02
June 25, 2014	2,790	$2.04
June 25, 2014	600	$2.04
June 25, 2014	100	$2.03

June 25, 2014	32,263	$2.05
June 26, 2014	13,875	$2.05
June 27, 2014	4,193	$2.05
June 30, 2014	400	$2.05
July 1, 2014	21,532	$2.05
July 2, 2014	4,402	$2.05
July 7, 2014	8,675	$2.09
July 7, 2014	5,200	$2.10
July 9, 2014	842	$2.10
July 9, 2014	700	$2.10
July 10, 2014	22,480	$2.12
July 10, 2014	600	$2.12
July 11, 2014	6,689	$2.12
July 11, 2014	700	$2.12
July 14, 2014	14,850	$2.12
July 15, 2014	413	$2.13
July 16, 2014	29,500	$2.15
July 16, 2014	5,300	$2.14
July 17, 2014	3,500	$2.15
July 18, 2014	850	$2.15
July 25, 2014	600	$2.11

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable Inquiry, and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

/ s / Richard Pui Hon Lau
Richard Pui Hon Lau

Date: July 29, 2014